SHEARMAN & STERLING
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WASHINGTON, D.C.

November 7, 2002

BY HAND DELIVERY

02055791

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
NOV - 8 2002
1086

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated November 6, 2002, announcing the traffic data for the month of October 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

11/15

Manuel A. Orillac

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/215243.17

AIR FRANCE

Information

Traffic

Roissy, 6 November 2002

OCTOBER 2002 TRAFFIC

- Group passenger traffic up 19.4%
- 8.6-point growth in seat load factor (77.7%)

Passenger operations

Air France posted a highly satisfactory commercial performance in October with a sharp increase in traffic compared with October 2001 and October 2000, thus consolidating the first signs of recovery in August.

Group traffic grew 19.4% compared with October 2001 for a 6.3% increase in capacity. The load factor stood at 77.7%, up 8.6 points.
For Air France alone, the load factor gained 8.6 points (78.4%), and traffic increased by 18.9% for a 5.8% rise in capacity.
Regional subsidiaries also recorded a good commercial performance compared with October 2001, with a load factor of 60.8%, up 8.4 points.

Compared with October 2000, Air France reported a significant growth in traffic (up 7%) for a 7.7% increase in capacity. The load factor is almost back to the same level as two years ago. This good performance can be primarily explained by the dynamic growth of the long-haul network (up 10.3% over the same period).

- **Long-haul network**

Long-haul traffic during October grew 22.2% for an 8.3% increase in capacity. The load factor gained 9.3 points, reaching 82.1%.

- On North American routes, traffic rose by 41.0% for a 16.4% increase in capacity. The load factor stood at 81.8% (up 14.3 points).
- Traffic on Latin American routes improved by 6.4% for a 5.2% reduction in capacity. The load factor attained 78.0% (up 8.5 points).

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

- On the Asian network, traffic gained 26.5% and capacity 7.0%. The load factor reached 86.4% (up 13.3 points).
- The Africa/Middle East network posted growth of 25.1% and 34.4% in capacity and traffic respectively. The load factor reached 76.2% (up 5.2 points).
- In the Caribbean/Indian Ocean sector, traffic dropped 1.9% for a 4.1% reduction in capacity. The load factor stood at 83.7% (up 1.9 points).

- **International medium-haul network**

The Group posted an 18.3% growth in intra-European traffic for a 5.5% increase in capacity. The load factor attained 67.1% (up 7.2 points).

For Air France alone, capacity on the international medium-haul network rose 3.1% while traffic grew by 14.5%. The load factor improved by 6.7 points, reaching 67.7%.

- **Domestic medium-haul network**

The Group's domestic traffic increased by 3.3% for a 3.8% reduction in capacity. The load factor stood at 66.4% (up 4.6 points).

Domestic traffic for Air France alone remained stable (up 0.5%) for a 6.8% drop in capacity. The load factor gained 4.9 points, reaching 67.9%.

Cargo operations

Cargo traffic for October posted a 9.1% growth in traffic for a 8.2% increase in capacity. The load factor stood at 66.1% (up 0.5 point).

STATISTICS

Passenger operations

October 2002 / October 2001	Capacity (ASK)		Traffic (RPK)		Load factor	
	in millions	in %	in millions	in %	in %	Change
Americas	*3,381*	*+10.6%*	*2,736*	*+31.4%*	*80.9%*	*+12.9*
Asia	*1,838*	*+7.0%*	*1,588*	*+26.5%*	*86.4%*	*+13.3*
Africa-Middle East	*1,171*	*+25.1%*	*892*	*+34.4%*	*76.2%*	*+5.2*
Caribbean/Indian Ocean	*1,603*	*-4.1%*	*1,341*	*-1.9%*	*83.7%*	*+1.9*
Long-haul	**7,960**	**+8.3%**	**6,533**	**+22.2%**	**82.1%**	**+9.3**
Europe	**1,619**	**+3.1%**	**1,096**	**+14.5%**	**67.7%**	**+6.7**
France	**1,087**	**-6.8%**	**738**	**+0.5%**	**67.9%**	**+4.9**
Total AF (parent company)	**10,666**	**+5.8%**	**8,367**	**+18.9%**	**78.4%**	**+8.6**
Regional subsidiaries	442	+20.6%	269	+39.9%	60.8%	+8.4
Total AF Group	**11,108**	**+6.3%**	**8,636**	**+19.4%**	**77.7%**	**+8.6**

Total 7 months to 31 October 2002	Capacity (ASK)		Traffic (RPK)		Load factor	
	in millions	in %	in millions	in %	in %	Change
Americas	*23,373*	*-5.4%*	*19,208*	*-2.3%*	*82.2%*	*+2.6*
Asia	*12,500*	*+4.9%*	*10,358*	*+7.5%*	*82.9%*	*+2.0*
Africa-Middle East	*8,374*	*+38.3%*	*6,258*	*+32.8%*	*74.7%*	*-3.1*
Caribbean-Indian Ocean	*12,301*	*-3.2%*	*9,987*	*-7.1%*	*81.2%*	*-3.4*
Long-haul	**56,313**	**+2.1%**	**45,641**	**+2.4%**	**81.0%**	**+0.2**
Europe	**10,967**	**-2.6%**	**7,672**	**-0.9%**	**70.0%**	**+1.1**
France	**7,707**	**-5.3%**	**5,103**	**-10.9%**	**66.2%**	**-4.1**
Total AF (parent company)	**74,987**	**+0.6%**	**58,415**	**+0.7%**	**77.9%**	**0.0**
Regional subsidiaries	2,864	+19.3%	1,802	+27.4%	62.9%	+4.0
Total AF Group	**77,851**	**+1.2%**	**60,217**	**+1.3%**	**77.3%**	**+0.1**

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
Website: www.airfrance-finance.com

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	in millions	in %	in millions	in %	in %	change
October 2002 / October 2001	733	+8.2%	485	+9.1%	66.1%	+0.5
Total 7 months to 31 October 2002	4,973	+5.3%	3,198	+7.3%	64.3%	+1.2